Audit Report of NpCloud Solutions. Financial Statements

Financial Year Jan 2021-Dec 2021

Prepared Generally Accepted Accounting Principle (GAAP)

CONTENTS

CPA CFO Firm (Accounting Partner)
301 S. Park PO Box 200513, Helena, MT 59620-0513

Independent Auditor's Report

INDEPENDENT AUDITOR'S REPORT

To The NpCloud Solutions,

We have audited the accompanying financial statements (i.e., Balance Sheet, Profit and Loss Statement and Statement of Cash Flows) of NpCloud Solutions, which comprise the statement of assets and liabilities as of December 31, 2021, and the related statements of support and revenue expenses and reconciliation of retained earnings for the year then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance to the Generally Acceptable Accounting Principle. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of NpCloud Solutions, in accordance with the GAAP auditing standards as describe by the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the statement of assets, liabilities and equity as of December 31, 2021, and its support and revenue, expenses and reconciliation of retained earnings for the year then ended in accordance with the generally acceptable accounting principle and financial reporting requirements.

Other Reporting Requirements

In accordance to the above statement, we have also issued our report dated ***May 25, 2022*** on our consideration of NpCloud Solutions, internal control over financial reporting and on our tests of its compliance with certain provisions. The purpose of that report is to describe the scope of our testing of internal control over financial reporting and compliance and the results of that testing, and not to provide an opinion on internal control over financial reporting or on compliance. That report is an integral part of an audit performed in accordance with the GAAP standard, in considering NpCloud Solutions, with internal control over financial reporting and compliance.



Prashant Mehta, CPA
Certified Public Accountant
PAC-CPA-LIC-33359

NP CLOUD SOLUTION
BALANCE SHEET
AS ON DECEMBER 31, 2021

	FY-2021
	$
MEMBER EQUITY	
OWNER EQUITY	33,200
RETAINED EARNING	(3,116)
	30,084
OTHER LIABILITIES	
BANK LOAN	-
	-
CURRENT LIABILITIES	
ACCOUNT PAYABLE	-
PAYROLL LIABILITIES	-
	-
	30,084
ASSETS	
NON-CURRENT ASSETS	
INTANGIBLE ASSETS	1,500
FURNITURE AND FIXTURE	-
	1,500
CURRENT ASSETS	
OTHER CURRENT ASSETS	-
CASH & BANK	28,584
	28,584
	30,084
	-

NP CLOUD SOLUTION
STATEMENT OF PROFIT & LOSS
FOR THE PERIOD ENDED DECEMBER 31, 2021

	FY-2021
	$
SALES	
Revenue	-
Net Sales/ Services	**-**
COST OF SALES	
Cost of sales	-
Gross Profit / (Loss)	**-**
ADMINISTRATIVE & SELLING EXPENSES	
Legal Fee	384.00
Taxes	400.00
Website Hosting	432.00
Software Subscriptions	900.00
Miscellaneous	1,000.00
Interest Expenses	-
Total Administrative and Selling Expenses	**3,116.00**
Net Profit / (Loss)	**(3,116.00)**

NP CLOUD SOLUTION
CASH FLOW STATEMENT
FOR THE PERIOD ENDED DECEMBER 31, 2021

	FY-2021
	$
CASH FLOW FROM OPERATING ACTIVITIES	
Profit/(Loss) before taxation	(3,116)
Adjustments of items not involving movements of cash:	
Depreciation	-
Bank charges	-
	-
Operating profit before working capital changes	(3,116)
Changes in Working Capital	
(Increase)/decrease in operating assets:	
Loan and advances	-
Increase/(decrease) in operating liabilities:	
Trade and other payables	-
	-
Cash generated from / (used in) operations	(3,116)
Net Cash Flow from / (used in) Operating Activities	(3,116)
CASH FLOW FROM INVESTING ACTIVITIES	
Purchase of Intangible Assets	(1,500)
Net Cash Flow (used in) Investing Activities	(1,500)
CASH FLOW FROM FINANCING ACTIVITIES	
Credit Line	-
Net Cash Flow from Financing Activities	-
Net Increase/(Decrease) in Cash and Cash Equivalents	(4,616)
Cash and Cash Equivalents at the Beginning of the Month	33,200
Cash and Cash Equivalents at the End of the Month	28,584

The annexed notes form an integral part of these financial statements.

CPA CFO Firm (Accounting Partner)
301 S. Park PO Box 200513, Helena, MT 59620-0513

NpCloud Solutions, (The Company)

Notes to the Financial Statements
For the Year Ended Dec 31, 2021

NOTE I — ORGANIZATION

NpCloud Solutions offers a cloud-based electronic health record (EHR) to streamline workflows and reduce costs for mental health professionals, allowing them to deliver better patient care. Our vision is to provide cost saving solutions to mental health professionals. It was founded on November 2021 by Denis Rono with support of other Psychiatric Nurse Practitioners.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The Company prepared the accompanying financial statements in conformity with cash basis accounting. The financial statements include the operations, assets, and liabilities of the Company. In the opinion of the Company's management, the accompanying financial statements contain all adjustments, necessary to fairly present the accompanying financial statements.

Use of Estimates — Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period in which they are determined to be necessary.

Cash and Cash Equivalents — Cash consist of cash in hand or deposit with the bank. The Company had no investments as of December 31, 2021.

Restricted Cash — The Company did not have any restricted cash balances, deposits held as compensating balances or cash segregated in compliance with federal or other regulations as of December 31, 2021.

Income Taxes — For U.S. federal income tax purposes, taxes related to income earned by the Academy represent obligations of the individual partners and members and have not been reflected in the statement of financial condition.